SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                         (Amendment No. _____________)/1

                                 CVF Corporation
                                (Name of Issuer)
                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)
                                    12660F102
                                 (CUSIP Number)
                              ---------------------
                                  Paula Fecteau
                   The Mutual Life Assurance Company of Canada
                              227 King Street South
                        Waterloo, Ontario, Canada N2J 4C5
                                 (519) 888-2535
                  (Name, Address and Telephone Number of Person
                        Authorized to Receive Notices and
                                 Communications)

                                January 29, 1998
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 3d-1(c), 13d-1(f) or 13d-1(g), check the following box / /.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 18 Pages)
                                    --------
----------------------

     1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  12660F102                 13D                    Page 2 of 18 Pages
--------------------                                        ------------------


1 NAME OF REPORTING PERSON

     The Mutual Life Assurance Company of Canada

  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Not Applicable

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [  ]
                                                          (b) [  ]

3 SEC USE ONLY


4 SOURCE OF FUNDS

     WC

5 CHECK BOX IF DISCLOSURE  OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT TO ITEMS
  2(d) OR 2(e)                                                /  /


6 CITIZENSHIP OR PLACE OF ORGANIZATION

     The reporting person is incorporated under Canadian law.

  NUMBER OF        7       SOLE VOTING POWER
    SHARES                      359,200
 BENEFICIALLY
   OWNED BY
     EACH
  REPORTING
    PERSON
     WITH
                   8       SHARED VOTING POWER
                                0

                   9       SOLE DISPOSITIVE POWER
                                359,200

                  10       SHARED DISPOSITIVE POWER
                                0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     359,200

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   /  /

13 PERCENT OF CLASS  REPRESENTED  BY AMOUNT IN ROW (11)

     6%

14 TYPE OF REPORTING PERSON

     IC

                     CUSIP No. 12660F102 Page 3 of 18 Pages

Item 1. Security and Issuer.

     The title of the class of equity securities to which this statement relates is the common stock, par value $.001 per share (the "Common Shares"), of CVF Corporation ("CVF"). The address of the principal executive offices of CVF is 916 Center Street, Lewiston, New York 14092.

Item 2. Identity and Background.

     This statement is filed by The Mutual Life Assurance Company of Canada ("Mutual"), a corporation duly organized under the laws of Canada. Mutual produces and sells life, disability, accident and health insurance. The address of the principal executive offices of Mutual is 227 King Street South, Waterloo, Ontario N2J 4C5, Canada.

     Mutual has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

     During the last five years, Mutual has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

     Set forth in Annex A hereto and  incorporated  by reference  herein are the
(i) names, (ii) residence or business addresses, (iii) present principal occupations or employments and the names, principal businesses and addresses of the corporations or other organizations in which such employments are conducted, and (iv) citizenship of each of the directors and executive officers of Mutual, as required by (a) (b) (c) and (f) of Item 2.

     During the last five years, to the best of Mutual's knowledge, none of Mutual's directors or executive officers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the last five years, to the best of Mutual's knowledge, none of Mutual's directors or executive officers were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     The Common Shares of CVF currently held by Mutual were purchased by Mutual from its own internal source of funds.

                     CUSIP No. 12660F102 Page 4 of 18 Pages

     Mutual originally acquired limited partnership units of CVF for a total purchase price of $1,500,000.00. On February 22, 1996, these limited partnership units were converted to 359,200 Common Shares of CVF and 1,885 preferred shares, par value $.001 per share, of CVF. On January 29, 1998, CVF Common Shares began trading on the American Stock Exchange.

     No part of the purchase price was, is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting Common Shares of CVF.

     To the best of Mutual's knowledge, none of its executive officers or directors own any Common Shares of CVF.

Item 4. Purpose of Transaction.

     The Common Shares of CVF held by Mutual were acquired for investment purposes only and not for the purpose of exercising control over or influencing control of CVF. Neither Mutual nor any of the persons listed in Annex A has any present plan or proposals which relate to or would result in a change in the existing business policies or management of CVF.

Item 5. Interest in Securities of the Issuer.

     (a) As of the close of business on January 29, 1998, Mutual owned 359,200 Common Shares of CVF. Based on information in a prospectus filed by CVF, as of January 29, 1998, 5,992,349 Common Shares of CVF were outstanding. The shares owned by Mutual on January 29, 1998 represented approximately 6% of the outstanding Common Shares of CVF. According to a quarterly report of CVF filed with the SEC on Form 10-QSB, as of November 13, 1998, there were 6,736,128 Common Shares of CVF outstanding. As of November 13, 1998, the shares owned by Mutual represented approximately 5.33% of the outstanding Common Shares of CVF.

     To the best of Mutual's knowledge, none of its executive officers or directors own any Common Shares of CVF.

     (b) Mutual has sole power to vote and sole power to dispose of the 359,200 Common Shares it currently holds, representing 6% of the outstanding Common Shares of CVF. Mutual has no shared power to vote or dispose of Common Shares of CVF. To the best of Mutual's knowledge, none of its directors or executive officers has sole or shared power to vote or dispose of any Common Shares of CVF.

                     CUSIP No. 12660F102 Page 5 of 18 Pages

     (c) Neither Mutual nor, to the best of Mutual's knowledge, any person named in Annex A hereto has effected any transactions in Common Shares of CVF during the sixty days prior to the date of the event requiring filing of this statement, except as described herein.

     (d) To the best of Mutual's knowledge, no other person has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, these securities.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

     Except  as  described   above,   there  are  no  contracts,   arrangements,
understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of CVF.

Item 7. Materials to filed as Exhibits.

     There are no materials to be filed as exhibits.

                     CUSIP No. 12660F102 Page 6 of 18 Pages

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   Date:    December 8, 1998


                                             /s/ Keith Cressman
                                   Name:     Keith Cressman
                                   Title:    Associate Director
                                             Corporate Loans
                                             The Mutual Life Assurance
                                             Company of Canada

                     CUSIP No. 12660F102 Page 7 of 18 Pages

                                     Annex A

 Directors and Executive Officers of The Mutual Life Assurance Company of Canada

                                    Directors

Name                        Principal Occupation                 Business (B) or Residential (R) Address        Citizenship
R.M. Astley                 President and C.E.O.                 (R) 574 Strathmere Court                       Canadian
                            Mutual Life of Canada                Waterloo, Ontario N2T 2K2
                            227 King Street South
                            Waterloo, Ontario N2J 4C5

L.V. Audet                  President and C.E.O.                 (R) 2 Avenue Grenville                         Canadian
                            COGECO Inc.                          Westmount, Quebec H3Y 1V8
                            1 Place Ville-Marie, Suite 3636
                            Montreal, Quebec H3B 3P2

J.T. Black                  Retired                              (R) 50 Sylvan Lane                             Canadian
                                                                 Victoria, B.C. V8S 2K8

W.P. Cooper                 President and C.E.O.                 (R) 1456 Lakeshore Road E.                     Canadian
                            Cooper Construction Ltd.             Oakville, Ontario L6J 1M1
                            2381 Bristol Circle, Suite C-200
                            Oakville, Ontario L6H 5S9





                               CUSIP No. 12660F102
                               Page 8 of 18 Pages

Name                        Principal Occupation                 Business (B) or Residential (R) Address        Citizenship

P. Cote                     President and C.E.O.                 (R) 1271 Place de Merici                       Canadian
                            c/o Mallette, Benoit & Associates    Quebec, Quebec G1S 3H8
                            Place Iberville IV
                            2954 boul. Laurier, Bureau 400
                            Ste-Foy, Quebec G1V 4H5

M.H. Freedman               Partner                              (R) 93 Ash Street                              Canadian
                            Aikins, MacAualy & Thorvaldson       Winnipeg, Manitoba R3N 0P4
                            30th flr., 360 Main Street
                            Commodity Exchange Tower
                            Winnipeg, Manitoba R3C 4G1

D.A. Ganong                 President                            (R) 44 Union Street                            Canadian
                            Ganong Brothers Limited              St. Stephen, N.B. E3L 1T5
                            One Chocolate Drive
                            St. Stephen, N.B. E3L 2X5

G. Gibara                   President                            (R) Habitat 67                                 Canadian
                            Avvio Management Inc.                Apt. 517
                            1470 Peel Street, Suite 200          2600 Pierre Dupuis
                            Montreal, Quebec H3A 1T1             Montreal, Quebec H3R 3R6

G.W. Hungerford             Senior Partner                       (R) 5237 Connaught Drive                       Canadian
                            Douglas Symes & Brissenden           Vancouver, B.C. V6M 3G2
                            2100 One Bentall Centre
                            505 Burrard Street
                            Vancouver, B.C. V7X 1R8






                               CUSIP No. 12660F102
                               Page 9 of 18 Pages

Name                        Principal Occupation                 Business (B) or Residential (R) Address        Citizenship

W. James                    President & C.E.O.                   (R) 65 Harbour Square                          Canadian
                            Inmet Mining Corporation             Suite 301
                            Suite 3400, Aetna Tower              Toronto, Ontario M5J 2L4
                            79 Wellington Street West
                            P.O. Box 19 T-D Centre
                            Toronto, Ontario M5K 1A

I.F. Kesner                 University Professor                 (R) 3610 Jordans Way                           Canadian
                            School of Business                   Bloomington, Indiana 47401
                            Indiana University
                            1309 E. 10th Street
                            Management Department, Rm 660C
                            Bloomington, IN 47405-1701

E.L. Kwok                   Chairman and C.E.O.                  (R) 6040 Eagleridge Drive                      Canadian
                            Amara International Investment       West Vancouver, B.C. V7W 1W9
                            Corp.
                            355 Burrard St. Suite 970
                            Vancouver, B.C. V6C 2G8

J.V. Masterman              Chairman                             (R) 2 Tweedsmuir Court                         Canadian
                            Mutual Life of Canada                Kitchener, Ontario N2A 3K8
                            227 King Street South
                            Waterloo, Ontario N2J 4C5

B.C. Matthews               President Emeritus                   (R) 1902 - 6 Willow Street                     Canadian
                            University of Waterloo               Waterloo, Ontario N2J 4S3
                            Waterloo, Ontario N2L 3G1






                               CUSIP No. 12660F102
                               Page 10 of 18 Pages

Name                        Principal Occupation                 Business (B) or Residential (R) Address        Citizenship

J. Maxwell                  President                            305 Clemow Avenue                              Canadian
                            CPRN Inc.                            Ottawa, Ontario K1S 2B7
                            250 Albert Street
                            Suite 600, P.O. Box 1503
                            Ottawa, Ontario K1P 6M1

N.W. Robertson              Chairman                             (R) 6801 Livingstone Dr. S.W.                  Canadian
                            Prudential Steel Ltd.                Calgary, Alberta T3E 6J2
                            1800, 140-4th Avenue S.W.
                            Calgary, Alberta T2P 3N3

J.H. Smith                  Retired                              (R) 27 Manresa Court                           Canadian
                                                                 Beaconsfield, Quebec H9W 5H5

                                                                 (R) 1520 Bayview Rd.
                                                                 Oakville, Ontario L6L 5L8



                               Executive Officers

Name                        Office                               Business (B) or Residential (R) Address        Citizenship

Astley, Robert               President & CEO                     (R) 574 Strathmere Court                       Canadian
Murray,                      Mutual Life of Canada               Waterloo, Ontario N2T
F.S.A., F.C.I.A.             227 King Street South
                             Waterloo, Ontario N2J 4C5






                               CUSIP No. 12660F102
                               Page 11 of 18 Pages

Name                         Principal Occupation                 Business (B) or Residential (R) Address       Citizenship

Beck, Michael                Sr VP, Business Development          (R) R. R. #1                                  Canadian
Anthony Paul,                Mutual Life of Canada                Ayr, Ontario  N0B 1E0
F.S.A., F.C.I.A.             227 King Street South
                             Waterloo, Ontario N2J 4C5

Biehler, Richard             VP, Ottawa                           (R) 33 Carriere Street                        Canadian
                             Mutual Life of Canada                Buckingham, QC  J8L 3T8
                             227 King Street South
                             Waterloo, Ontario N2J 4C5

Brooks, Douglas              Vice-President and Chief Actuary     (R) 341 Beechlawn Drive                       Canadian
Warren,                      Mutual Life of Canada                Waterloo, Ontario  N2L 5L8
F.S.A., F.C.I.A.             227 King Street South
                             Waterloo, Ontario N2J 4C5

Delamere, D'Arcy             VP, Employee Benefit Solutions       (R) 6029 St. Ives Way                         Canadian
Rollins                      Mutual Life of Canada                Mississauga, Ontario  L5N 4M2
                             227 King Street South
                             Waterloo, Ontario N2J 4C5






                               CUSIP No. 12660F102
                              Page 12 of 18 Pages

Name                         Principal Occupation                 Business (B) or Residential (R) Address       Citizenship

De Longhi,                   VP, Corporate Finance                (R) 206 Stoke Drive                           Canadian
Cynthia                      Mutual Life of Canada                Kitchener, Ontario  N2N 2C1
Marian, C.A.                 227 King Street South
                             Waterloo, Ontario N2J 4C5

Duncan, Mary                 Vice-President and General Counsel   (R) 1229 Priory Court                         Canadian
Elizabeth                    & Corporate Secretary                Oakville, Ontario  L6M 1B5
                             Mutual Life of Canada
                             227 King Street South
                             Waterloo, Ontario N2J 4C5

Garramone, Jack F.           VP, Canadian Sales Force             (R) 322 Edenwood Place                        Canadian
CLU, CFP, CH.F.C.            Mutual Life of Canada                Waterloo, Ontario  N2T 2S2
                             227 King Street South
                             Waterloo, Ontario N2J 4C5

Geraghty, Michael            VP, Retail Customer Sales            (R) 342 Amberwood Dr.                         Canadian
CLU, CFP, CH.F.C.            Mutual Life of Canada                Waterloo, Ontario  N2T 1S7
                             227 King Street South
                             Waterloo, Ontario N2J 4C5





                               CUSIP No. 12660F102
                               Page 13 of 18 Pages

Name                         Principal Occupation                 Business (B) or Residential (R) Address       Citizenship

Gill, Brian Harold           VP, Information Systems              (R) 455 Oakfield Court                        Canadian
                             Mutual Life of Canada                Waterloo, Ontario  N2T 1X5
                             227 King Street South
                             Waterloo, Ontario N2J 4C5

Golem, Keith William,        VP, Disability Management            (R) 497 Beechwood Dr. #2                      Canadian
AFA                          Mutual Life of Canada                Waterloo, Ontario N2T 1H8
                             227 King Street South
                             Waterloo, Ontario N2J 4C5

Haynes, Neil Leonard,        VP, Mergers and Acquisitions         (R) 545 Belmont Ave. W. #201                  Canadian
F.S.A., F.C.I.A              Mutual Life of Canada                Kitchener, Ontario N2M 5G7
                             227 King Street South
                             Waterloo, Ontario N2J 4C5

Kilimnik, Robert Frank,      VP, Investments                      (R) 408 Clairbrook Crt.                       Canadian
M.B.A., C.F.A.               Mutual Life of Canada                Waterloo, Ontario  N2L 5V7
                             227 King Street South
                             Waterloo, Ontario N2J 4C5






                               CUSIP No. 12660F102
                              Page 14 of 18 Pages

Name                         Principal Occupation                 Business (B) or Residential (R) Address       Citizenship

MacIntosh, David             Executive VP, Investments            (R) 298 Roxton Drive                          Canadian
Alan, M.A.                   Mutual Life of Canada                Waterloo, Ontario  N2T 1R5
                             227 King Street South
                             Waterloo, Ontario N2J 4C5

Madge, Larry Richard,        VP, Insurance Products               (R) 560 Park Ave. N.
F.S.A, F.C.I.A.              Mutual Life of Canada                Listowel, Ontario  N4W 3B8
                             227 King Street South
                             Waterloo, Ontario N2J 4C5

McCarthy, Armand Patrick     VP, Shared Business Services         (R) 47 Blackwell Drive                        Canadian
                             Mutual Life of Canada                Kitchener, Ontario  N2N 1P4
                             227 King Street South
                             Waterloo, Ontario N2J 4C5

Maidment, Karen Ellen,       Sr. VP and Chief Financial Officer   (R) 92 Salisbury Ave.                         Canadian
B. Comm, C.A.                Mutual Life of Canada                Cambridge, Ontario  N1S 1J5
                             227 King Street South
                             Waterloo, Ontario N2J 4C5






                               CUSIP No. 12660F102
                               Page 15 of 18 Pages

Name                         Principal Occupation                 Business (B) or Residential (R) Address       Citizenship

Medcalf, Alan Frank          VP, Shared Technology Services       (R) 355 Bridle Path Crt.                      Canadian
                             Mutual Life of Canada                Waterloo, Ontario  N2L 6A3
                             227 King Street South
                             Waterloo, Ontario N2J 4C5

Passmore, Janet Marie,       VP, Marketing & Corp. Commun.        (R) R. R. #4                                  Canadian
F.L.M.I.                     Mutual Life of Canada                Bright, Ontario  N0J 1B0
                             227 King Street South
                             Waterloo, Ontario N2J 4C5

Preston, Frank Fleuty        VP, Customer Service                 (R) 395 Running Brook Pl.                     Canadian
                             Mutual Life of Canada                Waterloo, Ontario  N2K 3S5
                             227 King Street South
                             Waterloo, Ontario N2J 4C5

Reynolds, John Douglas,      VP, Workplace Marketing              (R) 51 McCarron Cres.                         Canadian
 M.B.A., F.L.M.I.            Mutual Life of Canada                Waterloo, Ontario  N2L 5M9
                             227 King Street South
                             Waterloo, Ontario N2J 4C5






                               CUSIP No. 12660F102
                               Page 17 of 18 Pages

Name                         Principal Occupation                 Business (B) or Residential (R) Address       Citizenship

Riley, John McDonald         VP, Canadian Sales Force             (R) 199 Stanley Dr.                           Canadian
                             Mutual Life of Canada                Waterloo, Ontario N2L 1H5
                             227 King Street South
                             Waterloo, Ontario N2J 4C5

Saint-Onge, Hubert, BA,      Sr. VP, Strategic Capabilities       (R) 296 Pilgram's Circle                      Canadian
MA                           Mutual Life of Canada                Waterloo, Ontario  N2K 1Y4
                             227 King Street South
                             Waterloo, Ontario N2J 4C5

Sigurdson, Wayne Allan,      VP, Customer Service Centres         (R) R. R. #2                                  Canadian
F.L.M.I.                     Mutual Life of Canada                New Hamburg, Ontario  N0B 2G0
                             227 King Street South
                             Waterloo, Ontario N2J 4C5

Spencer, Herbert Henry       VP, Savings & Retirement Service     (R) 6 Willow St., Apt. 605                    Canadian
                             Mutual Life of Canada                Waterloo, Ontario  N2J 4S3
                             227 King Street South
                             Waterloo, Ontario N2J 4C5






                               CUSIP No. 12660F102
                               Page 18 of 18 Pages

Name                         Principal Occupation                 Business (B) or Residential (R) Address       Citizenship

Triller, Barry John,         Executive VP, Canadian Customers     (R) 311 Bushwood Crt.                         Canadian
F.S.A., F.C.I.A.             Mutual Life of Canada                Waterloo, Ontario  N2T 3E5
                             227 King Street South
                             Waterloo, Ontario N2J 4C5

von Schilling, Kurt          Vice-President                       (R) 283 Glenridge Place                       Canadian
Karl, F.S.A., F.C.I.A.,      Mutual Life of Canada                Waterloo, Ontario  N2J 3Y1
M.A.A.A.                     227 King Street South
                             Waterloo, Ontario N2J 4C5

Watson, Alison Houston,      VP, Savings & Retirement Products    73 Westhill Dr.                               Canadian
F.S.A., F.C.I.A.             Mutual Life of Canada                Waterloo, Ontario  N2J 3Z4
                             227 King Street South
                             Waterloo, Ontario N2J 4C5

West, Peter Bruce, C.A.,     VP, Financial Management             455 Lee Ave.                                  Canadian
F.L.M.I.                     Mutual Life of Canada                Waterloo, Ontario  N2K 2N6
                             227 King Street South
                             Waterloo, Ontario N2J 4C5